Exhibit 99.1

Dejour’s Kokopelli ‘Green Completion’ Program

with Halliburton Underway

Denver, Colorado, July 8, 2013 -- Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, is pleased to announce that production facility installations and pipeline tie-ins have been completed and pre-completion logistics for the fracking of Dejour’s initial four wells are currently underway at Kokopelli.

Each of the wells will be completed in the Williams Fork formation with up to eight frac stages per well. Halliburton (NYSE: HAL) is performing the work under a turnkey contract arrangement. As soon as the wells are capable of sustained flow they will be turned into the sales line and the cleanup of the wells will be completed while producing the wells into the gas sales lines in order to minimize the release of the hydrocarbons to the atmosphere, per Dejour’s policy of “green completions.”

All facility installations and pipeline connections for the immediate transportation and processing of gas, condensate and NGL’s have been completed ahead of the scheduled completions in order to accomplish the goal of minimum hydrocarbon flaring during the completion process and startup of production.

Additionally, in order to reduce costs and impact on the environment, the first two wells will be completed in early July followed in late July by the completion of the remaining two wells, maximizing the utility of the water and treating all fluids in an environmentally responsible manner.

“The initial production at Kokopelli is an important milestone. It establishes Dejour as a long term producer of rich gas reserves in the Piceance Basin. Aside from the importance of the revenue contribution, accomplishing this milestone allows Dejour to step past issues surrounding the establishment of initial production and focus on development of the deeper Mancos/Niobrara high-pressure gas resource that we believe to be prolific in the eastern portion of the Piceance Basin,” says Hal Blacker, Dejour COO.

Dejour has a net 62.5% WI in over 12500 gross acres of prospective Niobrara resource throughout the Piceance Basin.

Please refer to our Facebook page (link below) for additional media.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin and environs (approximately 117,500 net acres) and Peace River Arch regions (approximately 7,500 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange MKT (NYSE MKT: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward- looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Craig Allison
598 – 999 Canada Place,	Investor Relations – New York
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050; Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

Follow Dejour Energy’s latest developments on:

Facebook http://facebook.com/dejourenergy and Twitter @dejourenergy